                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]

For the fiscal year end December 31, 2001
                        -----------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

For the transition period from                       to
                               ---------------------    ------------------------

Commission file Number   0-10535
                       -----------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                          CITIZENS BANKING CORPORATION
                          AMENDED AND RESTATED SECTION
                                   401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                          CITIZENS BANKING CORPORATION
                           One Citizens Banking Center
                            328 South Saginaw Street
                              Flint, Michigan 48502

                          Citizens Banking Corporation

                               Index to Form 11-K


FINANCIAL INFORMATION
   Financial Statements and Supplemental Schedule for Citizens Banking
     Corporation's Amended And Restated Section 401(k) Plan .................  3

SIGNATURES .................................................................. 17

EXHIBIT INDEX ............................................................... 18

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Citizens Banking Corporation Amended and Restated Section 401(k) Plan December 31, 2001 and 2000 and Year ended December 31, 2001 with Report of Independent Auditors

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule


                         December 31, 2001 and 2000 and
                          Year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors................................................1

Financial Statements

Statements of Assets Available for Benefits...................................2
Statement of Changes in Assets Available for Benefits.........................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)..............10

                         Report of Independent Auditors

Administrative Committee
Citizens Banking Corporation Amended
   and Restated Section 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Citizens Banking Corporation Amended and Restated Section 401(k) Plan as of December 31, 2001 and 2000, and for the related statements of changes in assets for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




June 14, 2002

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

                   Statements of Assets Available for Benefits




                                                        DECEMBER 31

                                                  2001               2000
                                           ------------------- -----------------
ASSETS
Investments, at fair value:
   Common stock:
     Citizens Banking Corporation              $  53,575,112       $  57,738,187
   Mutual funds                                   73,211,155          80,434,981
   Money market account                            9,458,132           5,217,709
   Loans to participants                           3,311,436           3,327,833
                                           ------------------- -----------------
Total investments                                139,555,835         146,718,710

Receivables:
   Contributions -- Employer                               -             120,350
   Contributions -- Employee                               -             222,384
                                           ------------------- -----------------
Total receivables                                          -             342,734
                                           ------------------- -----------------
Assets available for benefits                  $ 139,555,835       $ 147,061,444
                                           =================== =================

See accompanying notes.

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

             Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2001


ADDITIONS
Investments income:
   Dividends:
     Citizens Banking Corporation                               $    1,988,813
     Other                                                           2,701,095
   Interest income                                                     310,384
                                                               ----------------
Total investment income                                              5,000,292

Contributions:
   Employer                                                          3,181,139
   Employee                                                          6,110,610
                                                               ----------------
                                                                     9,291,749

Transfers from other plans (Note 3)                                          -

DEDUCTIONS
Benefit payments to participants                                   (14,569,876)
Management fees                                                        (66,405)
                                                               ----------------
                                                                   (14,636,281)

Net realized and unrealized (depreciation) appreciation
   in fair value of investments (Note 4)                            (7,161,369)
                                                               ----------------
Net (decrease) increase                                             (7,505,609)
Assets available for benefits at beginning of year                 147,061,444
                                                               ----------------
Assets available for benefits at end of year                    $ $139,555,835
                                                               ================

See accompanying notes.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                   Notes to Financial Statements (continued)


                           December 31, 2001 and 2000


1. DESCRIPTION OF THE PLAN

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Citizens Banking Corporation Amended and Restated Section 401(k) Plan (the "Plan") is a defined contribution plan which includes a 401(k) salary deferral feature. The Plan covers substantially all employees of Citizens Banking Corporation (the "Corporation") and its banking subsidiaries.

Effective January 1, 2001, the plan was amended to reduce the hours of required service to become eligible, salaried employees are eligible for the Plan on the first business day of the calendar quarter coincident with or following their date of hire. Additionally, hourly employees are eligible for the Plan on the first business day of the month coincident with or next following the completion of ninety consecutive days of employment with the Corporation in which the employee is credited with at least 180 hours of credited service. If an hourly employee fails to be credited with at least 180 hours of credited service in the first ninety days of employment, he shall commence participation in the Plan on the first day of the month following any calendar quarter in which he is credited with at least 180 hours of credited service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 2001 and 2000, participants were able to contribute up to 15% of their annual salary, not to exceed the annual IRS limitation of $10,500. On an after-tax basis employees may contribute up to 10% of their compensation.

The Corporation will match the participant's pre-tax contribution up to 6% of the participant's compensation (includes regular base salary or wages, commissions, overtime, shift premiums, incentive pay and referral pay). The Corporation will match 100% on the first 3% of pre-tax salary deferral and 50% on the next 3% of pre-tax salary deferral, for a total of a 75% match on a 6% pre-tax salary deferral. In addition, a retiree medical savings account was established for each participant. One third of the employer matching contribution is automatically directed into this account. Employees may not borrow against any monies residing in this account.

Participants are immediately vested in their contributions and the Corporation's matching contributions plus actual earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                   Notes to Financial Statements (continued)




1. DESCRIPTION OF THE PLAN (CONTINUED)

Participants may borrow from their fund accounts a minimum of $2,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

On termination of service, death, disability, or retirement, the participant will elect to receive, defer, or rollover a single lump-sum amount equal to the vested value of his or her account.

All administrative expenses of the Plan are paid by the Corporation.

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

The participant loans are valued at their outstanding balances, which approximate fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                   Notes to Financial Statements (continued)




3. PLAN MERGER

Effective January 1, 2000, $28,771,209 which represented all remaining net assets of three former F&M Bank Plans, was transferred to the Citizens Banking Corporation Amended and Restated Section 401(k) Plan, at that time the three former F&M Bank Plans merged out of existence. The three plans included $25,575,883 of the former F&M Employees Retirement Savings Plan and Trust, $3,018,933 of the former F&M Bank Woodruff Employee Stock Ownership Plan and Trust, and $176,393 of the former Community Bank of Elkhorn 401(k) Profit and Sharing Plan.

4. INVESTMENTS

During the year ended December 31, 2001, the Plan's investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

Common stock:
   Citizens Banking Corporation                     $   6,412,767
   Mutual funds                                       (13,574,136)
                                                  ----------------
                                                    $  (7,161,369)
                                                  ================

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                   Notes to Financial Statements (continued)




4. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                       DECEMBER 31
                                                                 2001              2000
                                                           ----------------- -----------------
**Citizens Banking Corporation Common Stock                    $53,575,112        $57,738,187
**Golden Oak Prime Obligation Class A                            9,458,132                  *
**Golden Oak Value Portfolio Fund                                7,215,613          7,498,904
**Golden Oak Diversified Growth Fund                             7,097,946         10,104,444
Invesco Balanced Fund                                           18,368,816         24,829,673
Janus Advisor International Retirement Class Fund                7,908,996                  *
Janus Overseas Fund                                                      *         10,548,100


*Investment does not represent 5% or more of fair value of the Plan's net assets.
**Party-in-interest.

The Plan invests certain fund assets in the Golden Oak series of mutual funds. Citizens Bank, a subsidiary of Citizens Banking Corporation, serves as the investment advisor to these funds. The mutual fund portfolios were established pursuant to the provisions of the Investment Company Act of 1940. Investments within these portfolios were made in accordance with the applicable Department of Labor rules and regulations concerning the investment of qualified plan assets into mutual funds wherein the investment advisor to the portfolio is a party-in-interest with respect to the plan.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                   Notes to Financial Statements (continued)





4. INVESTMENT (CONTINUED)

The following is a summary of transactions (at cost) with parties-in-interest:

                         CITIZENS
                         BANKING     GOLDEN OAK    GOLDEN    GOLDEN OAK                   GOLDEN OAK
                          CORP.        PRIME      OAK VALUE  DIVERSIFIED     GOLDEN OAK      SMALL     GOLDEN OAK
                         COMMON      OBLIGATION   PORTFOLIO    GROWTH       INTERMEDIATE   CAPITAL    INTERNATIONAL
                          STOCK       CLASS A       FUND        FUND        INCOME FUND      FUND      EQUITY FUND
                      ------------- ------------ ----------- ------------ -------------- ------------ --------------
BALANCE AT
 JANUARY 1, 2000      $27,970,973   $3,412,105   $7,262,646  $ 8,487,798    $6,020,748    $3,477,921   $
                                                                                                                -
TRANSFERS FROM
 OTHER PLANS            7,657,529    2,128,369       22,403    1,683,134             -       804,931            -
PURCHASES IN 2000       8,014,401    4,262,690    2,065,482    5,427,238     1,322,215     1,398,843      145,681
SALES IN 2000           8,600,071    4,585,455    1,480,863    1,938,035     1,723,830       912,291        3,030
                      ------------- ------------ ----------- ------------ -------------- ------------ --------------
BALANCE AT
DECEMBER 31, 2000      35,042,832    5,217,709    7,869,668   13,660,135     5,619,133     4,769,404      142,651
                      ------------- ------------ ----------- ------------ -------------- ------------ --------------
PURCHASES IN 2001       6,469,346   10,776,226    2,347,801    2,179,166     2,873,695     2,793,165      332,141
SALES IN 2001          11,377,048    6,535,802    1,610,292    3,522,996     1,810,669     1,345,462       46,693
                      ------------- ------------ ----------- ------------ -------------- ------------ --------------
BALANCE AT
DECEMBER 31, 2001     $30,135,130   $9,458,133   $8,607,177  $12,316,305    $6,682,159    $6,217,107     $428,099
                      ============= ============ =========== ============ ============== ============ ==============


5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 25, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated in its entirety. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax exempt.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                   Notes to Financial Statements (continued)




6. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                                  DECEMBER 31
                                                                            2001              2000
                                                                      ----------------------------------
Net assets available for benefits per the financial
  statements                                                            $139,555,835       $147,061,444
Amounts allocated to withdrawn participants                                 (801,374)                 -
                                                                      ----------------------------------
Net assets available for benefits per the Form 5500                     $138,754,461       $147,061,444
                                                                      ==================================


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                    YEAR ENDED
                                                                    DECEMBER 31,
                                                                       2001
                                                                   ------------

        Benefits paid to participants per the financial
           statements                                              $ 14,569,876
        Add:
           Amounts allocated on Form 5500 to withdrawn
             participants at December 31, 2001                          801,374
        Less:
           Amounts allocated on Form 5500 to withdrawn
             participants at December 31, 2000                                -
                                                                   ------------
        Benefits paid to participants per the Form 5500            $ 15,371,250
                                                                   ============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                              Supplemental Schedule

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                             Employer ID #38-2378932
                                    Plan #002

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001





                                                    DESCRIPTION OF INVESTMENT INCLUDING
              IDENTITY OF ISSUE, BORROWER,            MATURITY DATE, RATE OF INTEREST,                               CURRENT
                LESSOR OR SIMILAR PARTY              COLLATERAL, PAR OR MATURITY VALUE          COST                   VALUE
----------------------------------------------------------------------------------------------------------------------------------
Common Stock:
   *Citizens Banking Corporation                          1,628,138 Shares                                          $  53,575,112
                                                                                                                 -----------------
Total Common Stock                                                                                                     53,575,112

Mutual Funds:
   *Golden Oak Diversified Growth Fund                      831,141 Units                                               7,097,946
   *Golden Oak Intermediate Income Fund                     689,623 Units                                               6,916,915
   *Golden Oak Value Portfolio Fund                         915,687 Units                                               7,215,613
   *Golden Oak Small Capital Fund                           571,724 Units                                               6,734,906
   *Golden Oak International Equity Fund                     56,669 Units                                                 390,449
   AIM Mid-Cap Equity Fund                                   47,440 Units                                               1,131,445
   American Growth Fund                                     123,900 Units                                               2,937,677
   Berger Mid-Cap Value Fund                                 86,175 Units                                               1,461,534
   Fidelity Advisor Mortgage Securities Fund                140,985 Units                                               1,535,330
   *Invesco Small Company Growth Fund                       495,995 Units                                               6,021,378
   *Invesco Balanced Fund                                 1,255,558 Units                                              18,368,816


                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                             Employer ID #38-2378932
                                    Plan #002

                    Schedule H, Line 4i - Schedule of Assets
                        (Held at End of Year) (continued)

                                December 31, 2001




                                                        DESCRIPTION OF INVESTMENT INCLUDING
              IDENTITY OF ISSUE, BORROWER,                MATURITY DATE, RATE OF INTEREST,                                 CURRENT
                LESSOR OR SIMILAR PARTY                  COLLATERAL, PAR OR MATURITY VALUE           COST                   VALUE
------------------------------------------------------------------------------------------------------------------------------------
Mutual Funds (continued):
   Janus Advisor International Retirement
     Class Fund                                                 322,290 Units                                         $    7,908,996
   State Street Global Advisors S&P 500
     Index Fund                                                 290,177 Units                                              5,490,150
                                                                                                                      --------------
Total Mutual Funds                                                                                                        73,211,155

Money Market Account:
   *Golden Oak Prime Obligation Class A                      $9,458,132 principal amount                                   9,458,132
                                                                                                                      --------------
Total Money Market Account                                                                                                 9,458,132

Participant Loans                              Interest rate range:  5.75% - 10.5%;
                                                   with various maturity dates                  $           -              3,311,436
                                                                                               =====================================
                                                                                                                      $  139,555,835
                                                                                                                      ==============

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date   June 25, 2002                           /s/ Marilyn K. Allor
    --------------------------------          ---------------------------
                                              Marilyn K. Allor
                                              Acting Chairperson, Pension/401(K)
                                              Administration Committee

                                              /s/Kurt A. Schulze
                                              ---------------------------
                                              Kurt A. Schulze
                                              Secretary, Pension/401(k)
                                              Administration Committee

                          Citizens Banking Corporation

                                  EXHIBIT INDEX

                   (FILED AS PART OF THIS REPORT ON FORM 11-K)

  Exhibit                                                            Form 11-K
    No.                           Exhibit                             Page No.
----------   ---------------------------------------------------  --------------

   23             Consent of Independent Accountant                     19




                                       18